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                              January 12, 2022

       Sukaran Mehta
       Chief Financial Officer
       Docebo Inc.
       366 Adelaide St W, Suite 701
       Toronto, ON M5V 1R7
       Canada

                                                        Re: Docebo Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed January 4,
2022
                                                            File No. 333-262000

       Dear Mr. Mehta:

            We have limited our review of your registration statement to the issue addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-3

       General

   1. Please disclose the aggregate number of shares that you intend to register for resale by the selling shareholder. We
are unable to conclude that disclosure of an aggregate dollar amount of securities to
be resold, rather than a specified number securities, is
                                                        permissible. Refer to
Securities Act Rule 430B(b)(2), and Securities Act Rules
                                                        Compliance and
Disclosure Interpretations Questions 228.03 and 228.04.
 Sukaran Mehta
FirstName
Docebo Inc.LastNameSukaran Mehta
Comapany
January 12,NameDocebo
            2022       Inc.
January
Page 2 12, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology